UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

Town Sports International Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

89214A102
(CUSIP Number)

Patrick Walsh
PW Partners Atlas Funds, LLC
141 W. Jackson Blvd., Suite 300
Chicago, Illinois 60604
(312) 347-1709

Steve Wolosky, Esq.
Ron S. Berenblat, Esq.
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 20, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 89214A102

1	NAME OF REPORTING PERSON PW Partners Atlas Fund III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,857,207
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,857,207
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,857,207
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 89214A102

1	NAME OF REPORTING PERSON PW Partners Atlas Funds, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,857,207
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,857,207
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,857,207
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 89214A102

1	NAME OF REPORTING PERSON PW Partners Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 25,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 25,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 89214A102

1	NAME OF REPORTING PERSON PW Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 25,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 25,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 89214A102

1	NAME OF REPORTING PERSON PW Partners Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,882,207
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,882,207
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,882,207
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 89214A102

1	NAME OF REPORTING PERSON Patrick Walsh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 69,950
	8	SHARED VOTING POWER 1,882,207
	9	SOLE DISPOSITIVE POWER 69,950
	10	SHARED DISPOSITIVE POWER 1,882,207
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,952,157
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 89214A102

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

The Reporting Persons have formed a group (the “Group”) with (i) HG Vora Special Opportunities Master Fund Ltd., a Cayman Islands exempted company; (ii) HG Vora Capital Management, LLC, a Delaware limited liability company; and (iii) Parag Vora for the purpose of working together to enhance stockholder value at the Issuer.  The foregoing persons are hereinafter collectively referred to as the “HG Parties.”

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Atlas Fund III and PW Master Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).

The aggregate purchase price of the 1,857,207 Shares directly owned by Atlas Fund III is approximately $10,679,312, excluding brokerage commissions.  The aggregate purchase price of the 25,000 Shares directly owned by PW Master Fund is approximately $116,333, excluding brokerage commissions.  The Shares purchased by Mr. Walsh were purchased with personal funds. The aggregate purchase price of the 69,950 Shares directly owned by Mr. Walsh is approximately $319,532, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On October 20, 2014, the Reporting Persons formed the Group with the HG Parties for the purpose of working together to enhance stockholder value at the Issuer.

The Group may engage in discussions with the Issuer’s stockholders, management, Board or third parties with respect to strategies to maximize stockholder value or means to improve the Issuer’s governance.

In addition to the foregoing, the Group may pursue other alternatives to maximize the value of their investment in the Issuer.  Such alternatives could include, without limitation, the purchase of additional Shares in the open market, in privately negotiated transactions or otherwise, and the sale of all or a portion of the Shares now owned or hereafter acquired by them in the open market, in privately negotiated transactions or otherwise. The Group may also transfer Shares to another member of the Group or one or more third parties.

The Reporting Persons reserve the right to revise their plans or intentions at any time and to take any and all actions that they may deem appropriate to maximize the value of their investment in the Issuer in light of their general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer.

Except as set forth above, the Reporting Persons currently have no plan or proposals with respect to any of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

CUSIP NO. 89214A102

Item 5.	Interest in Securities of the Issuer.

Items 5(a) - 5(c) are hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 24,303,408 Shares outstanding as of July 25, 2014, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 31, 2014.

As of the close of business on the date hereof, Atlas Fund III beneficially owned directly 1,857,207 Shares, PW Master Fund beneficially owned directly 25,000 Shares and Mr. Walsh beneficially owned directly 69,950 Shares, constituting approximately 7.6%, less than 1%, and less than 1%, respectively, of the Shares outstanding.

Atlas Fund GP, as the general partner of Atlas Fund III, may be deemed to beneficially own the 1,857,207 Shares directly beneficially owned by Atlas Fund III, constituting approximately 7.6% of the Shares outstanding.

PW Master Fund GP, as the general partner of PW Master Fund, may be deemed to beneficially own the 25,000 Shares directly beneficially owned by PW Master Fund, constituting less than 1% of the Shares outstanding.

PW Capital Management, as the investment manager with respect to each of Atlas Fund III and PW Master Fund, may be deemed to beneficially own the 1,882,207 Shares directly beneficially owned in the aggregate by Atlas Fund III and PW Master Fund, constituting approximately 7.7% of the Shares outstanding.  Mr. Walsh, as the Managing Member and Chief Executive Officer of each of Atlas Fund GP and PW Master Fund GP and the Managing Member of PW Capital Management, may be deemed to beneficially own the 1,882,207 Shares beneficially owned in the aggregate by Atlas Fund GP, PW Master Fund GP and PW Capital Management, which, together with the Shares he directly beneficially owns, constitutes an aggregate of 1,952,157 Shares or approximately 8.0% of the Shares outstanding.

The Reporting Persons and the HG Parties collectively own an aggregate of 5,827,157 Shares, representing approximately 24% of the Shares outstanding.  Each of the Reporting Persons disclaims beneficial ownership of the Shares owned by the HG Parties.

(b)           Each of Atlas Fund III, Atlas Fund GP, PW Capital Management and Mr. Walsh have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares beneficially owned directly by Atlas Fund III.

Each of PW Master Fund, PW Master Fund GP, PW Capital Management and Mr. Walsh have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares beneficially owned directly by PW Master Fund.  Mr. Walsh has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares beneficially owned directly by him.

(c)           The transactions in securities of the Issuer effected by the Reporting Persons since the filing of the initial Schedule 13D are set forth on Schedule A attached hereto. All of such transactions were effected in the open market except as otherwise set forth therein.

CUSIP NO. 89214A102

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On October 20, 2014, the Reporting Persons entered into a Group Agreement pursuant to which they formed the Group with the HG Parties for the purpose of working together to enhance stockholder value at the Issuer.  The Group Agreement is filed as an exhibit hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

Exhibit No.	Description

99.1
Group Agreement, by and among PW Partners Atlas Fund III LP, PW Partners Master Fund LP, PW Partners Atlas Funds, LLC, PW Partners, LLC, PW Partners Capital Management LLC, Patrick Walsh, HG Vora Special Opportunities Master Fund Ltd., HG Vora Capital Management, LLC, and Parag Vora, dated October 20, 2014.

CUSIP NO. 89214A102

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:  October 20, 2014

PW PARTNERS ATLAS FUND III LP

By:	PW Partners Atlas Funds, LLC General Partner

By:	/s/ Patrick Walsh
	Name:	Patrick Walsh
	Title:	Managing Member and Chief Executive Officer

PW PARTNERS MASTER FUND LP

By:	PW Partners, LLC General Partner

By:	/s/ Patrick Walsh
	Name:	Patrick Walsh
	Title:	Managing Member and Chief Executive Officer

PW PARTNERS ATLAS FUNDS, LLC

By:	/s/ Patrick Walsh
	Name:	Patrick Walsh
	Title:	Managing Member and Chief Executive Officer

PW PARTNERS, LLC

By:	/s/ Patrick Walsh
	Name:	Patrick Walsh
	Title:	Managing Member and Chief Executive Officer

PW PARTNERS CAPITAL MANAGEMENT LLC

By:	/s/ Patrick Walsh
	Name:	Patrick Walsh
	Title:	Managing Member

/s/ Patrick Walsh
PATRICK WALSH

CUSIP NO. 89214A102

SCHEDULE A

TRANSACTIONS IN THE SECURITIES OF THE ISSUER SINCE THE FILING OF THE INITIAL SCHEDULE 13D

Class of Security	Amount of Securities Purchased	Price ($)	Date of Purchase

PW PARTNERS ATLAS FUND III LP

Common Stock	10,000	5.7600	10/08/2014
Common Stock	23,492	5.8328	10/08/2014
Common Stock	19,054	5.6977	10/09/2014
Common Stock	25,901	5.7182	10/09/2014
Common Stock	44,115	5.7235	10/10/2014
Common Stock	31,680	5.6980	10/13/2014
Common Stock	33,562	5.5631	10/13/2014
Common Stock	19,158	5.5150	10/15/2014
Common Stock	13,700	5.7682	10/16/2014
Common Stock	5,000	5.9940	10/17/2014
Common Stock	5,000	5.8199	10/17/2014
Common Stock	4,126	5.9495	10/20/2014
Common Stock	16,254	5.9079	10/20/2014
Common Stock	22,000	5.9132	10/20/2014
Common Stock	19,850	5.9306	10/20/2014
Common Stock	1,700	5.9781	10/20/2014